Via Facsimile and U.S. Mail
Mail Stop 4720

August 24, 2009

Stephen W. Everett
President and Chief Executive Officer
Dialysis Corporation of America
1302 Concourse Drive, Suite 204
Linthicum, Maryland 21090

Re: Dialysis Corporation of America
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Form 10-Q for the quarterly period ended June 30, 2009
Filed August 7, 2009
Schedule 14A Filed April 27, 2009
File No. 000-08527

Dear Mr. Everett:

       We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For The Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

1. Please disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). Please note that we previously requested, and you provided, this disclosure for FY 2006, 2005 and 2004 but it was not included in your Form 10-K filings for FY 2008 and 2007.

Signatures, page 56

2. It appears from your prior filings that Daniel R. Ouzts is the company's principal accounting officer; however, this Form 10-K has not been signed by Mr. Ouzts in his capacity as such. In the future, the Form 10-K should be signed by the company's controller or principal accounting officer in addition to the company's chief executive and chief financial officers. Any person who occupies more than one of the specified positions required to sign the Form 10-K should indicate each capacity in which he signs the report. See General Instruction D to Form 10-K.

Item 15. Financial Statements and Supplemental Data

Notes To Consolidated Financial Statements

Note 1 – Summary Of Significant Accounting Policies
Accrued Expenses, page F-10

3. In regards to your excess insurance liability, please address the following:

- Disclose how often a reconciliation is done to determine the nature of amounts in this account, your process for resolving these amounts and the timeframe such as a range of time that amounts are outstanding until resolved.
- You state that "$553,000 for 2008 and $442,000 for 2007 of amounts determined to be nonrefundable that had been included in excess insurance liability were recorded in medical services revenues." Disclose the facts and circumstances that caused you to believe that these nonrefundable amounts

should be recorded as revenue. For each of these two amounts, clarify in what period(s) the services were performed.

- You state that you identified approximately $1,113,000 of the excess insurance liability as of December 31, 2008 and $726,000 as of December 31, 2007, as relating to duplicate payments that will be refunded to the payers. Disclose what the remainder of the excess insurance liability balance at each of those dates represents. If you had not identified the remainder, disclose that fact and describe how you know that it represents amounts that are appropriately classified as a liability and does not contain amounts that would be material to your statements of income.

Note 7– Acquisitions

4. We note that you have acquired various dialysis centers in 2007 and 2008. Please tell us what consideration was given to recording customer-related intangible assets, including customer contracts and related customer relationships and non-contractual customer relationships, for these acquired dialysis centers. Please refer to paragraphs 39 and A18 through A21 of Appendix A of SFAS 141 and EITF 02-17.

Form 10-Q For The Quarterly Period Ended June 30, 2009

Item 1. Financial Statements

Consolidated Statements of Cash Flows, page 3

5. Your operating cash flow presentation reconciles "Net income attributable to the company" to cash flow from operating activities. Please revise the presentation to reconcile "Net income" to cash flow from operating activities. Refer to paragraph 28 of SFAS No. 95.

Schedule 14A

Compensation of Directors, page 10

6. We note that your proxy statement does not contain a director compensation table as required by Item 402(k) of Regulation S-K. Please confirm that you will include this table in your 2009 proxy statement and that you will discuss the terms of all share issuance awards listed in the table.

Performance Shares and Performance Unit*s*, page 14

7. Please provide us with draft disclosure for your 2009 proxy statement which provides the following information:

- The performance goals established by the compensation committee under the 2009 Omnibus Incentive Plan for the 2009 fiscal year, including both company and individual goals, if applicable; and
- A discussion of how the level of achievement of each goal will affect the performance shares and performance units to be awarded to each named executive officer.

Confirm that you will discuss the achievement of all goals in your 2009 proxy statement. To the extent that the performance goals are quantified, the discussion in your proxy statement should also be quantified.

Elements of Compensation, page 28

8. We note your disclosures on page 28 to 32 explaining generally the process by which base salaries, bonuses and other compensation are awarded and the types of information and factors that would be considered in the process. That disclosure indicates that Mr. Everett, the company's CEO, recommends to the compensation committee base salary levels, annual bonus awards and long-term participation levels for the named executive officers and senior management and that the Committee then makes its recommendations to the Board with the Board setting the final level of compensation. The discussion should explain the actual process that occurred for the most recently completed compensation year. Please confirm that you will include in your 2009 proxy the following disclosures.

- The most important and specific factors considered by the CEO when formulating each of his recommendations regarding base salaries, bonuses and any other compensation awarded for each NEO,
- The actual recommendations provided to the Committee by the CEO for each NEO regarding base salaries, bonuses and any other compensation awarded,
- The most important and specific factors considered by the Committee in making each of its recommendations to the Board regarding base salaries, bonuses and any other compensation awarded for each NEO,
- The actual recommendations made by the Committee to the Board regarding each NEO for base salary, bonuses and other compensation,
- The final compensation set by the Board for each NEO and the specific and most important factors considered by the Board in setting the base salary, bonuses and other forms of compensation of each NEO.

Explain how the process regarding the setting of Mr. Everett's compensation differs, if any, from that applying to the other NEOs. For example, does Mr. Everett recommend compensation levels for himself to the Committee as well as for the other NEOs?

Summary Compensation Table, page 36

9. The Summary Compensation Table lists stock awards for Daniel R. Ouzts and Joanne Zimmerman and options awards for Andrew Jeanneret and Thomas Carey that are not discussed in the Compensation Discussion and Analysis section of the proxy statement. To the extent you make similar awards in your next fiscal year, please confirm that you will include information regarding the basis for such awards and the process by which the compensation committee determined such awards were appropriate, including the terms of all stock and option awards made.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney, at (202)

Stephen W. Everett
Dialysis Corporation of America
August 24, 2009
Page 6

551-3563 with questions on any of the other comments. In this regard, do not hesitate to
contact me, at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant